================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             -----------------------

                             SATYAM INFOWAY LIMITED
                                (Name of Issuer)

                                  EQUITY SHARES
                         (Title of Class of Securities)

                                    804099208
                                 (CUSIP Number)


                                  ANDREW Y. YAN
                                SUITES 2115-2118
                         TWO PACIFIC PLACE, 88 QUEENSWAY
                                   HONG KONG
                                 (852) 2918-2200

                                 WITH A COPY TO:

                               MICHAEL REEDE, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             -----------------------

                                December 16, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  2  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  SAIF Investment Company Limited

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Mauritius

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (1)(2)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

------------------------
1 Power is exercised by the sole shareholder of the reporting person, SB Asia Infrastructure Fund, L.P.

2 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SAIF Investment Company Limited and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  3  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: SB Asia Infrastructure Fund, L.P.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)(2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)(2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (1)(3)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

------------------------
1        Solely in its capacity as sole shareholder of SAIF Investment Company
         Limited.

2 Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Partners, L.P.

3 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB Asia Infrastructure Fund, L.P. and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  4  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: SB Asia Pacific Partners, L.P.(1)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)(2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)(2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (1)(3)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

------------------------
1 Solely in its capacity as sole general partner of SB Asia Infrastructure Fund, L.P.

2 Power is exercised by the sole general partner of the reporting person, SB Asia Pacific Investments Limited.

3 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB Asia Pacific Partners, L.P. and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  5  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: SB Asia Pacific Investments Limited (1)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)(2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)(2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (1)(3)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

------------------------
1        Solely in its capacity as sole general partner of SB Asia Pacific
         Partners, L.P.

2 Power is exercised by the sole shareholder of the reporting person, Asia Infrastructure Investments Limited.

3 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB Asia Pacific Investments Limited and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  6  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Asia Infrastructure Investments Limited

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)(2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)(2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (1)(3)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

------------------------
1 Solely in its capacity as sole shareholder of SB Asia Pacific Investments Limited.

2 Power is exercised by the sole voting shareholder of the reporting person, SB First Singapore, which exercises control with respect to the reporting person's interest in SB Asia Pacific Investments Limited.

3 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by Asia Infrastructure Investments Limited and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  7  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: SB First Singapore Pte Ltd.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Singapore

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)(2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)(2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (1)(3)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

------------------------
1 Solely in its capacity as a voting shareholder of Asia Infrastructure Investments Limited, which exercises control with respect to Asia Infrastructure Investments Limited's interest in SB Asia Pacific Investments Limited.

2        Power is exercised by SOFTBANK Corp.

3 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SB First Singapore Pte Ltd. and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  8  OF   28
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: SOFTBANK Corp.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS):                                   (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:  Japan

--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       7,558,140 (1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        -0-
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          7,558,140 (1)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          21,775,623 (2)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable
                                                                        [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   66.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

------------------------
1        Solely in its capacity as sole shareholder of SB First Singapore Pte
         Ltd.

2 See item 6 herein. Includes 7,558,140 Equity Shares beneficially owned by SOFTBANK Corp. and an aggregate of 14,217,483 Equity Shares beneficially owned by Satyam and Venture Tech. The Investor Rights Agreement provides for, under certain conditions, the designation by each of SAIF Investment Company Limited, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election of each such designated member by all of the Company's Equity Shares held by SAIF Investment Company Limited, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  9  OF   28
------------------------                               -------------------------


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the ordinary equity shares, par value Indian Rupees 10 per share (the "Equity Shares") of Satyam Infoway Limited, a company incorporated in India (the "Company"). The address of the principal executive offices of the Company is Tidel Park, 2nd Floor, No.4, Canal Bank Road, Taramani, Chennai, 600113, India.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules under the Securities Exchange Act of 1934, as amended (the "Act"), and the agreement to the joint filing of this statement, attached hereto as Exhibit 3, the undersigned hereby jointly file this Schedule 13D Statement on behalf of SAIF Investment Company Limited, a company incorporated in Mauritius (the "Investor"), SB Asia Infrastructure Fund, L.P., a Cayman Islands limited partnership (the "Fund"), SB Asia Pacific Partners, L.P., a Cayman Islands limited partnership (the "GP"), SB Asia Pacific Investments Limited, a Cayman Islands corporation ("SB Investments"), Asia Infrastructure Investments Limited, a Cayman Islands corporation ("Asia Investments"), SB First Singapore Pte Ltd., a Singapore corporation ("SB Singapore") and SOFTBANK Corp, a Japanese corporation ("SOFTBANK" and together with the Investor, the Fund, the GP, SB Investments, Asia Investments and SB Singapore, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         The Investor Rights Agreement (the "Investor Rights Agreement"), dated October 7, 2002, among the Company, the Investor, Satyam Computer Services Limited ("Satyam") and Venture Tech Solutions Pvt. Ltd ("Venture Tech") provides for, under certain conditions, the designation by each of the Investor, Satyam and Venture Tech of a member or members of the board of directors of the Company and the election by each such designated member by all Equity Shares held by the Investor, Satyam and Venture Tech. By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity and understand that Satyam and Venture Tech may be filing a separate Schedule 13D.

         (b) and (c) The principal business address of the Investor, which also services as its principal office, is St. James Court, Suite 307, St. Denis Street, Port Louis, Republic of Mauritius. The principal business of the Investor is the purchase, sale, acquisition and holing of investment securities. The Fund is the sole shareholder of the Investor. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the Investor is as follows:

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  10  OF  28
------------------------                               -------------------------

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
Anthony R. Castellanos      170 Bayview Road,                      Director of the Investor
                            Plandome Manor, NY 11030, U.S.A

Ronald David Fisher         99 Kirkstall Road, Newtonville, MA     Director of the Investor
                            02460, U.S.A.

Reaz Noormamode             St. James Court, Suite 308, St.        Assistant Company Secretary of the Investor
                            Denis Street, Port Louis,              and Director of Investor
                            Republic of Mauritius

Denis Sek Sum               St. James Court, Suite 308, St.        Resident Director of the Investor
                            Denis Street, Port Louis,
                            Republic of Mauritius

Andrew Y. Yan               23B, Harston,                          Director of the Investor
                            109 Repulse Bay Road,
                            Hong Kong

         The Fund is a Cayman Islands limited partnership, the principal business of which is the purchase, sale, acquisition and holding of investment securities. The principal business address of the Fund, which also serves as its principal office, is Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The GP is the sole general partner of the Fund. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the Fund is as follows:

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
Ronald D. Fisher            300 Delaware Avenue                    Director of SB Investments
                            Wilmington, DE  19807,
                            U.S.A.

         The GP is a Cayman Islands limited partnership, the principal business of which is the serving as the general partner of the Fund. The principal business address of the GP, which also serves as its principal office, is Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. SB Investments is the sole general partner of the GP. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the GP is as follows:

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
Ronald D. Fisher            300 Delaware Avenue                    Director of SB Investments
                            Wilmington, DE  19807,
                            U.S.A.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  11  OF  28
------------------------                               -------------------------


         SB Investments is a Cayman Islands corporation, the principal business of which is acting as the sole general partner of the GP. The principal business address of SB Investments which also serves as its principal office, is Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. Asia Investments is the sole shareholder of SB Investments. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of the SB Investments is as follows:

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
Ronald D. Fisher            300 Delaware Avenue                    Director of SB Investments
                            Wilmington, DE  19807,
                            U.S.A.


         Asia Investments is a Cayman Islands corporation, the principal business of which is being the sole shareholder of SB Investments and the limited partner of the Fund. The principal business address of Asia Investments which also serves as its principal office, is Maples & Calder, P.O. Box 309, Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. SB Singapore is a voting shareholder of Asia Investments, which exercises control with respect to Asia Investments' interest in SB Investments. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of Asia Investments is as follows:

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
Ronald D. Fisher            300 Delaware Avenue                    Director of Asia Investments
                            Wilmington, DE  19807,
                            U.S.A.


         SB Singapore is a Singapore corporation, the principal business of which is the holding of the voting securities in Asia Investments. The principal business address of SB Singapore, which also serves as its principal office, is 8 Cross Street, #11-000 PwC Building, Singapore 048424. SOFTBANK is the sole shareholder of SB Singapore. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of SB Singapore is as follows:

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
David K. Lee                5-12-5 Tokyo,                          Director
                            Koto-ku Tokyo, Japan

Loke Poh Kuen               47 Spottiswoode Park Road              Director
                            #14-12 Oakswoode
                            Heights Singapore  088643


         SOFTBANK is a Japanese corporation, the principal business of which is a holding corporation. The principal

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  12  OF  28
------------------------                               -------------------------


business address of SOFTBANK, which also serves as its principal office, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present occupation or employment of each director, executive officer and controlling person of SOFTBANK is as follows:

NAME                        RESIDENCE OR BUSINESS ADDRESS          PRINCIPAL OCCUPATION OR EMPLOYMENT
----                        -----------------------------          ----------------------------------
Masayoshi Son               24-1, Nihonbashi-Hakozakicho,          President & CEO of SOFTBANK
                            Chuo-ku, Tokyo 103-8501, Japan

Yoshitaka Kitao             NTF Takebashi Building,                Director of SOFTBANK; President & CEO of
                            8th Floor, 3-15,                       SOFTBANK FINANCE CORPORATION
                            Kanda-Nishikicho,
                            Chiyoda-ku,
                            Tokyo 101-0054, Japan

Ken Miyauchi                24-1, Nihonbashi-Hakozakicho,          Director of SOFTBANK; President &
                            Chuo-ku, Tokyo 103-8501, Japan         CEO of SOFTBANK EC HOLDINGS CORP.

Kazuhiko Kasai              24-1, Nihonbashi-Hakozakicho,          Director of SOFTBANK
                            Chuo-ku, Tokyo 103-8501, Japan

Masahiro Inoue              3-6-7, Kita Aoyama,                    Director of SOFTBANK; President & CEO of
                            Minato-ku,                             Yahoo Japan Corporation
                            Tokyo 107-0061, Japan

Ronald D. Fisher            300 Delaware Avenue,                   Director of SOFTBANK; Vice Chairman of
                            Wilmington, DE 19801,                  SOFTBANK Holdings Inc.
                            U.S.A.

Jun Murai, Ph.D             KEIO University                        Director of SOFTBANK; Professor, Faculty of
                            Faculty of Environmental Information   Environmental Information of KEIO University
                            4-5-29 Komaba
                            Meguro-ku, Tokyo  153-8503

Tadashi Yanai               Shibuya Mark City West,                Director of SOFTBANK; President & CEO of
                            13th Floor, 12-1, Dogenzaha,           Fast Retailing Co., Ltd.
                            1-Chome, Shibuya-ku,
                            Tokyo 150-0043, Japan

Mark Schwartz               888 Seventh Avenue,                    Director of SOFTBANK; President & CEO of
                            56th and 57th Streets,                 Soros Fund Management LLC
                            New York, NY  10016,
                            U.S.A.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  13  OF  28
------------------------                               -------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Subscription Agreement, dated October 7, 2002, between the Company and the Investor (the "Subscription Agreement"), the Investor purchased 7,558,140 Equity Shares for an aggregate purchase price of US$13.0 million in cash. The source of funds used by the Investor to purchase the Equity Shares are in the form of partnership contributions to the Fund, which in turn were contributed by the Fund to the Investor in the form of a shareholder's contribution.

ITEM 4.  PURPOSE OF TRANSACTION

         The Investor acquired and continues to hold the Equity Shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional stock in the open market or in private transactions. Depending on these same factors, the Investor may sell all or a portion of the Equity Shares in private transactions or in the open market.

         In addition, in connection with the purchase of Equity Shares, the Investor entered into the Investor Rights Agreement and a Registration Rights Agreement (each as described in Item 6 below), which contains provisions regarding, among other things, the acquisition, registration, disposition and voting of Equity Shares as well as certain provisions regarding the composition of the Company's board of directors (the "Board")

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act. (1)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      INVESTOR

                  The aggregate number of Equity Shares that the Investor may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by the Investor and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Investor disclaims such beneficial ownership.

                  FUND

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  14  OF  28
------------------------                               -------------------------


                  The aggregate number of Equity Shares that the Fund may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by the Fund and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The Fund disclaims such beneficial ownership.

                  GP

                  The aggregate number of Equity Shares that the GP may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by the GP and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. The GP disclaims such beneficial ownership.

                  SB INVESTMENTS

                  The aggregate number of Equity Shares that SB Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by SB Investments and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. SB Investments disclaims such beneficial ownership.

                  ASIA INVESTMENTS

                  The aggregate number of Equity Shares that Asia Investments may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by Asia Investments and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  15  OF  28
------------------------                               -------------------------


meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. Asia Investments disclaims such beneficial ownership.

                  SB SINGAPORE

                  The aggregate number of Equity Shares that SB Singapore may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by SB Singapore and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. SB Singapore disclaims such beneficial ownership.

                  SOFTBANK

                  The aggregate number of Equity Shares that SOFTBANK may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 21,775,623 (including 7,558,140 Equity Shares beneficially owned by SOFTBANK and an aggregate of 14,217,483 by Satyam and Venture Tech), which constitutes approximately 66.4% of the outstanding Equity Shares.

                  By virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to be a group with Satyam and Venture Tech within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Equity Shares beneficially owned by Satyam and Venture Tech. SOFTBANK disclaims such beneficial ownership.

         (b)      INVESTOR

                  The Investor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

                  FUND

                  As the sole shareholder of the Investor, the Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

                  GP

                  Because of its position as sole general partner of the Fund and the sole shareholder of the Investor, GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

                  SB INVESTMENTS

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  16  OF  28
------------------------                               -------------------------


                  Because of its position as the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

                  ASIA INVESTMENTS

                  Because of its position as the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, Asia Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

                  SB SINGAPORE

                  Because of its position as a voting shareholder of Asia Investments (which exercises control with respect to Asia Investments' interest in SB Investments), the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Singapore has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

                  SOFTBANK

                  Because of its position as the sole shareholder of SB Singapore, a voting shareholder of Asia Investments (which exercises control with respect to Asia Investments' interest in SB Investments), the sole shareholder of SB Investments, the sole general partner of the GP, the sole general partner of the Fund and the sole shareholder of the Investor, SB Singapore has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,558,140 Equity Shares.

         (c) On October 7, 2002, the Investor and the Company entered into a Subscription Agreement (the "Subscription Agreement") whereby the Investor agreed, pursuant to the terms contained therein, to purchase an aggregate of 7,558,140 Equity Shares at a price per share equal to US$1.72 comprising an aggregate purchase price of US$13.0 million in cash. The transactions contemplated under the Subscription Agreement were privately negotiated and closed on December 16, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

         INVESTOR RIGHTS AGREEMENT. In connection with the Investor's purchase of Equity Shares, the Company, the Investor, Satyam and Venture Tech entered into the Investor Rights Agreement. The Investor Rights Agreement provides for the Investor, Satyam and Venture Tech to vote its Equity Shares for the purpose of designating members to the Board on the following terms:

         o Two individuals shall be designated by each of the Investor, Satyam and Venture Tech (for so long as the Investor, Satyam and Venture Tech, as the case may be, holds in aggregate at least 10% of the outstanding Equity Shares)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  17  OF  28
------------------------                               -------------------------


and one individual designated by each of the Investor, Satyam and Venture Tech (for so long as the Investor, Satyam and Venture Tech, as the case may be, hold in aggregate at least 5% of the Equity Shares).

         o One individual shall be designated by South Asia Regional Fund Limited ("SARF"), a Mauritius company (for so long as SARF is entitled to appoint one member to the Board pursuant to a Share Subscription and Shareholders Agreement, dated as of February 5, 1999, by and among SARF, Satyam and the Company (as amended on September 14, 1999).

         o The members to the Board described above along with the managing director of the Company shall appoint by majority vote such number of additional members to the Board from a list of independent directors nominated in accordance with the provisions of the Investor Rights Agreement such that the number of members to the Board is increased to nine.

         o The chairman of the Board shall be appointed from among the members of the Board by a majority vote of the directors nominated by the Investor and Venture Tech.

         o One director nominated by each of the Investor and Venture Tech shall be appointed to each of the audit committee, the nominating committee and the compensation committee (to the extent permitted by requirements of law).

                  The Investor, Satyam and Venture Tech are also required to cooperate in the removal and replacement of any director designated by the Investor, Satyam and Venture Tech, as the case may be.

                  Until the date that neither the Investor (together with its permitted transferees) nor Venture Tech (together with its permitted transferees) holds at least 7.5% of the non-diluted Equity Shares, the Company is prohibited by the Investor Rights Agreement from taking any of the following actions without the approval of three-fourths majority of the aggregate number of Equity Shares held by the Investor (together with its permitted transferees) and Venture Tech (together with its permitted transferees):

         o Any change in the capital structure of the Company or issue (other than employee shares options) Equity Shares or equivalents or other rights to subscribe for, acquire or call for shares or redemption or purchase by the Company of shares or a reduction in the share capital of the Company or in any way change the share capital of the Company;

         o The issue of any debenture, the making of any loan or extension of any indebtedness by the Company or the granting of any credit or creation of any encumbrance over any of the Company's assets, or the entering into of any guarantee or indemnity except in limited circumstances such as in the ordinary course of business and as contemplated by the Company's business plan;

         o Appoint any director of the Company or member to any committee except in accordance with the Investor Rights Agreement;

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  18  OF  28
------------------------                               -------------------------


         o The merger, acquisition or winding up of the Company or participation in any scheme of reconstruction or any settlement involving the Company or liquidation or dissolution of the Company;

         o Any acquisition of the whole or substantially the whole of the assets and undertaking of the Company or an acquisition by the Company of any part of (or the whole of) the stock or assets and undertakings of another company;

         o The assignment, sale or other disposal, lease or lending in any twelve month period of any asset or related group of assets of the Company having a net book value in aggregate in excess of 10% of the net book value of the assets of the Company;

         o The declaration of any dividend, distribution of Company's share capital or purchase, redemption or any kind of acquisition of any of the Company's capital stock or equivalents (other than pursuant to the Investor Rights Agreement);

         o The Company establishing or materially varying any share or share option plan for any director or employee of the Company. Any loan to or repayment of debts to directors, officers or affiliates of the Company except as may be agreed by the Investor prior to the date of the Investor Rights Agreement;

         o Any transaction by the Company with any shareholder or any associated company of any shareholder or any directors of the Company or the related parties of any of them involving consideration given or received in excess of US$100,000; and

         o Any change in the nature or material modification of the business undertaken by the Company.

         The Investor Rights Agreement also provides for transfer restrictions on the Equity Shares held by the Investor, Satyam and Venture Tech, including the following:

         o RIGHT OF FIRST OFFER. In the event that the Investor, Satyam or Venture Tech wishes to transfer any restricted Equity Shares to a third party, each of the Investor (and its permitted transferees) and Venture Tech (and its permitted transferees) shall have the right to purchase a proportionate number of the offered restricted Equity Shares at the offered price per share.

         o TAG-ALONG RIGHT. In the event that Venture Tech (or its permitted transferee) is transferring any restricted Equity Shares to a third party, then Satyam shall have the right to require the third party to purchase a proportionate number of restricted Equity Shares held by Satyam at the same price per share to be received by Venture Tech.

         o DRAG-ALONG RIGHT. In the event that the Investor (or its permitted transferee) wishes to sell all or a portion of its Equity Shares to a third party

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  19  OF  28
------------------------                               -------------------------


in a transaction approved by three-fourths majority of the aggregate of the Equity Shares held by the Investor (and its permitted transferees) and Venture Tech (and its permitted transferees), then the Investor shall have the right to require Satyam and Venture Tech to sell all or a portion of their Equity Shares to such third party at the same price per share to be received by the Investor.

         o PRE-EMPTIVE RIGHTS. Except with respect to certain exempt issuances described in the Investor Rights Agreement, if the Company wishes to issue any share capital or other securities convertible into share capital to any person, then the Company shall offer a proportionate amount of such share capital or other securities to each of the Investor, Satyam and Venture Tech at a price per security equal to the Company's offered price.

         REGISTRATION RIGHTS AGREEMENT. Additionally, in connection with the Investor's purchase of Equity Shares, the Company and the Investor entered into a Registration Rights Agreement, dated October 7, 2002 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required to immediately register in a shelf registration the Equity Shares held by the Investor for re-sale in the public markets. The Investor also has piggy-back registration rights to include Equity Shares in any registration statement the Company files on its own behalf or on behalf of other shareholders. In addition, the Investor will have the right to request the Company to register its Equity Shares on a registration statement on up to two occasions.

         References to, and descriptions of, the Investor Rights Agreement and the Registration Rights Agreement in this Item 6 are qualified in their entirely by reference to the copies of the Investor Rights Agreement and the Registration Rights Agreement which are included as Exhibit 1 and Exhibit 2, respectively, to this statement and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Equity Shares owned by Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Investor Rights Agreement, dated October 7, 2002, by and among the Company, the Investor, Satyam and Venture Tech, filed herewith.

         Exhibit 2 - Registration Rights Agreement, dated October 7, 2002, by and among the Company and the Investor, filed herewith.

         Exhibit 3 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons, filed herewith.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  20  OF  28
------------------------                               -------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  December 24, 2002

                                        SAIF INVESTMENT COMPANY LIMITED


                                        By: /s/ Andrew Y. Yan
                                            -----------------------------------
                                            Name:  Andrew Y. Yan
                                            Title: Director


                                        SB ASIA INFRASTRUCTURE FUND, L.P.


                                        By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Director of SB Asia Pacific
                                                   Investments Limited, which is
                                                   the General Partner of SB
                                                   Asia Pacific Partners L.P.,
                                                   which is the General Partner
                                                   of SB Asia Infrastructure
                                                   Fund


                                        SB ASIA PACIFIC PARTNERS, L.P.


                                        By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Director of SB Asia Pacific
                                                   Partners, L.P.


                                        SB ASIA PACIFIC INVESTMENTS LIMITED


                                        By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Director

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  21  OF  28
------------------------                               -------------------------


                                        ASIA INFRASTRUCTURE INVESTMENTS LIMITED


                                        By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Director


                                        SB FIRST SINGAPORE PTE LTD.


                                        By: /s/ David K. Lee
                                            -----------------------------------
                                            Name:  David K. Lee
                                            Title: Director


                                        SOFTBANK CORP.


                                        By: /s/ Steven J. Murray
                                            -----------------------------------
                                            Name:  Steven J. Murray
                                            Title: Attorney-in-Fact of
                                                   SOFTBANK Corp.

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  22  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ Andrew Y. Yan
--------------------------------------------------------------------------------
Signature

Andrew Y. Yan, Director of SAIF Investment Company Limited
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  23  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ Ronald D. Fisher
--------------------------------------------------------------------------------
Signature

Ronald D. Fisher, Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners, L.P., which is the General Partner of Asia Infrastructure Fund, L.P.
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  24  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ Ronald D. Fisher
--------------------------------------------------------------------------------
Signature

Ronald D. Fisher, Director of SB Asia Pacific Investments Limited, which is the General Partner of SB Asia Pacific Partners, L.P.
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  25  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ Ronald D. Fisher
--------------------------------------------------------------------------------
Signature

Ronald D. Fisher, Director of SB Asia Pacific Investments Limited
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  26  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ Ronald D. Fisher
--------------------------------------------------------------------------------
Signature

Ronald D. Fisher, Director of Asia Infrastructure Investments Limited
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  27  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ David K. Lee
--------------------------------------------------------------------------------
Signature

David K. Lee, Director of SB First Singapore Pte Ltd.
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------                               -------------------------
CUSIP No. 804099208                                             PAGE  28  OF  28
------------------------                               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
--------------------------------------------------------------------------------
Date

/s/ Steven J. Murray
--------------------------------------------------------------------------------
Signature

Steven J. Murray, Attorney-in-Fact of SOFTBANK Corp.
--------------------------------------------------------------------------------
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)